SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO

(Amendment No. 4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

OMNITURE, INC.
(Name of Subject Company (Issuer))

SNOWBIRD ACQUISITION CORPORATION
ADOBE SYSTEMS INCORPORATED
(Name of Filing Persons (Offerors))

Common Stock, par value $0.001 per share	68212S109
(Titles of classes of securities)	(CUSIP number of class of securities)

Karen Cottle

Senior Vice President, General Counsel & Corporate Secretary

Adobe Systems Incorporated

345 Park Avenue

San Jose, CA 95110-2704

Tel: 408-563-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Peter F. Kerman
Glenn G. Nash
Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025
Tel: 650-328-4600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,790,228,933.00	$99,894.77

*                 Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 83,266,462 shares of common stock, par value $0.001 per share, of Omniture at a purchase price of $21.50 per share. Such number of shares consists of (i) 77,306,452 shares of common stock issued and outstanding as of September 21, 2009, and (ii) 5,960,010 shares of common stock that are expected to be issuable before the expiration of the Offer under vested options, restricted stock units and other rights to acquire Omniture shares.

**          The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.00005580 of the transaction valuation.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $99,894.77	Filing Party: Adobe Systems Incorporated and
Snowbird Acquisition Corporation

Form or Registration No. Schedule TO	Date Filed: September 24, 2009

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third-party tender offer subject to Rule 14d-1.

☐   issuer tender offer subject to Rule 13e-4.

☐   going-private transaction subject to Rule 13e-3.

☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on September 24, 2009, as amended (the “Schedule TO” and together with this Amendment, the “Statement”), by Snowbird Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Adobe Systems Incorporated, a Delaware corporation (“Adobe”), relating to the offer (the “Offer”) by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Omniture, Inc., a Delaware corporation (“Omniture”), at a purchase price of $21.50 per Share, net to the seller in cash, without interest but subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 24, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B).  Capitalized terms used and not otherwise defined in this Amendment shall have the meaning assigned to such terms in the Offer to Purchase or in the Statement.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated into this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

Item 11. Additional Information.

Items 1, 4 and 11 of the Statement are amended and supplemented to include the following:

“The Offer expired at 12:00 midnight, New York City, New York time, on October 22, 2009.  The Purchaser has been advised by the depositary that 68,125,532 Shares were validly tendered and not withdrawn prior to the expiration of the Offer, representing approximately 86.68% of the Shares outstanding as of October 22, 2009.  The depositary also has advised the Purchaser that it has received commitments to tender approximately 3,031,464 additional shares pursuant to the Offer’s guaranteed delivery procedure.  On October 23, 2009, the Purchaser accepted for payment all validly tendered and not withdrawn Shares (including certain Shares tendered to the depositary pursuant to the Offer’s guaranteed delivery procedure) in accordance with the terms and conditions of the Offer and applicable law.

Adobe expects to complete the acquisition of Omniture on October 23, 2009 through the merger of the Purchaser with and into Omniture in accordance with applicable provisions of Delaware law that authorize the completion of the merger without a vote or meeting of stockholders of Omniture.  Pursuant to the terms of the Agreement and Plan of Merger by and among Adobe, the Purchaser and Omniture, dated as of September 15, 2009 (the “Merger Agreement”), all remaining publicly held Shares (other than Shares held by holders who properly exercise their appraisal rights under applicable Delaware law) will be acquired for $21.50 per share, net to the holder in cash, without interest but subject to any applicable tax withholding, in the merger.

In order to accomplish the merger as a “short form” merger under Delaware law, on October 23, 2009, the Purchaser will exercise its “top-up” option pursuant to the Merger Agreement, which permits the Purchaser to purchase additional shares of Omniture common stock directly from Omniture for $21.50 per share, the same dollar amount per share paid in the Offer.

On October 23, 2009, Adobe issued a press release announcing the expiration of the Offer.  The press release is contained in Exhibit (a)(5)(E) to this Schedule TO and the information set forth in the press release is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented to include the following:

“(a)(5)(E)                Press Release issued on October 23, 2009.”

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SNOWBIRD ACQUISITION CORPORATION

	By:	/s/ Mark Garrett
Name: Mark Garrett
Title: President and Treasurer

ADOBE SYSTEMS INCORPORATED

	By:	/s/ Shantanu Narayen
Name: Shantanu Narayen
Title: President and Chief Executive Officer

Date: October 23, 2009

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INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of September 24, 2009.*+

(a)(1)(B)	Letter of Transmittal.*+

(a)(1)(C)	Notice of Guaranteed Delivery.*+

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*+

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*+

(a)(5)(A)	Press Release issued by Adobe on September 15, 2009 (incorporated by reference to the Schedule TO-C filed by Adobe with the SEC on September 15, 2009).

(a)(5)(B)	Summary Advertisement published on September 24, 2009.*

(a)(5)(C)	Press Release issued by Adobe on September 24, 2009.*

(a)(5)(D)	Press Release issued by Adobe on October 6, 2009.**

(a)(5)(E)	Press Release issued by Adobe on October 23, 2009.

(b)(1)

Credit Agreement, dated as of February 16, 2007, among Adobe and Certain Subsidiaries as Borrowers; BNP Paribas, Keybank National Association, and UBS Loan Finance LLC as Co-Documentation Agents; JPMorgan Chase Bank, N.A. as Syndication Agent; Bank of America, N.A. as Administrative Agent and Swing Line Lender; the Other Lenders Party Thereto; and Banc of America Securities LLC and J.P. Morgan Securities Inc. as Joint Lead Arrangers and Joint Book Managers (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Adobe with the SEC on August 16, 2007).

(b)(2)

Amendment to Credit Agreement, dated as of August 13, 2007, among Adobe, as Borrower; each Lender from time to time party to the Credit Agreement; and Bank of America, N.A. as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Adobe with the SEC on August 16, 2007).

(b)(3)

Second Amendment to Credit Agreement, dated as of February 26, 2008, among Adobe, as Borrower; each Lender from time to time party to the Credit Agreement; and Bank of America, N.A. as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Adobe with the SEC on February 29, 2008).

(d)(1)

Agreement and Plan of Merger, dated as of September 15, 2009, among Adobe, Purchaser and Omniture (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Adobe with the SEC on September 15, 2009).

(d)(2)

Tender and Support Agreement, dated as of September 15, 2009, among Adobe, Puchaser, and each of Joshua G. James, Gregory S. Butterfield, Dana L. Evan, D. Fraser Bullock, Mark P. Gorenberg, John R. Pestana, Cocolalla, LLC, Jennifer Bullock, Hummer Winblad Venture Partners V, L.P., Scale Venture Partners II, L.P. and Erutinmo, LLC.*

(d)(3)	Confidentiality Agreement, dated August 2, 2009, by and between Omniture and Adobe.*

(d)(3)(A)	Exclusivity Agreement, dated September 9, 2009, by and between Adobe and Omniture.*

(d)(4)	Employment Agreement, dated as of September 15, 2009, by and between Joshua G. James and Adobe.*

(d)(5)	Offer Letter, dated September 14, 2009, by and between Chris Harrington and Adobe.*

(d)(6)	Offer Letter, dated September 14, 2009, by and between Brett Error and Adobe.*

(d)(7)	Offer Letter, dated September 14, 2009, by and between John Mellor and Adobe.*

(d)(8)	Offer Letter, dated September 14, 2009, by and between Mike Herring and Adobe.*

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(d)(9)	Non-Competition and Non-Solicitation Agreement, dated September 15, 2009, by Joshua G. James in favor of Adobe.*

(d)(10)	Non-Competition and Non-Solicitation Agreement, dated September 15, 2009, by Chris Harrington in favor of Adobe.*

(d)(11)	Non-Competition and Non-Solicitation Agreement, dated September 15, 2009, by Brett Error in favor of Adobe.*

(d)(12)	Non-Competition and Non-Solicitation Agreement, dated September 15, 2009, by John Mellor in favor of Adobe.*

(g)	Not applicable.

(h)	Not applicable.

*        Previously filed as exhibits to the Schedule TO filed with the SEC on September 24, 2009.

**      Previously filed as an exhibit to Amendment No. 2 to the Schedule TO filed with the SEC on October 6, 2009.

+        Previously mailed to the holders and beneficial owners of the Shares, commenced as of September 24, 2009 and completed as of September 25, 2009.

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